UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number: 001-31308

Tom Brown, Inc.
(Exact name of registrant as specified in its charter)

555 Seventeenth Street, Suite 1850, Denver, Colorado 80202
(303) 260-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Debt Securities
Preferred Stock
Depositary Shares
Securities Warrants
Stock Purchase Contracts
Stock Purchase Units
(Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

        Approximate number of holders of record as of the certification or notice date: 0.

        Pursuant to the requirements of the Securities Exchange Act of 1934, EnCana Oil & Gas (USA) Inc., as successor to Tom Brown, Inc., has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 19, 2005	By:	/s/ DON R. MCCLURE Name: Don R. McClure Title: Vice President, EnCana Oil & Gas (USA) Inc.